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                            March 17, 2021

       Soheil Mirpour
       Chief Executive Officer
       Rocket Internet Growth Opportunities Corp.
       Boundary Hall, Cricket Square
       Grand Cayman, KY1-1102
       Cayman Islands

                                                        Re: Rocket Internet
Growth Opportunities Corp.
                                                            Amended
Registration Statement on Form S-1
                                                            Filed March 11,
2021
                                                            File No. 333-252913

       Dear Mr. Mirpour:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Form S-1/A filed March 11, 2021

       Audited Financial Statements of Rocket Internet Growth Opportunities
Corp.
       Report of Independent Registered Public Accounting Firm, page F-2

   1. The consent of your auditor refers to a report dated February 9, 2021, except for the second paragraph of
Note 8 as to which the date is March 11, 2021, which differs from the audit report included
herein. Please advise or have your auditors revise.
 Soheil Mirpour
FirstName  LastNameSoheil Mirpour Corp.
Rocket Internet Growth Opportunities
Comapany
March      NameRocket Internet Growth Opportunities Corp.
       17, 2021
March2 17, 2021 Page 2
Page
FirstName LastName
       You may contact Robert Shapiro at (202) 551-3273 or Joel Parker at (202) 551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Krystian Czerniecki